UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) February 5, 2004

PORTLAND GENERAL ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

Oregon	**Commission File Number**	**93-0256820**
(State or other jurisdiction of	1-5532-99	(I.R.S. Employer
incorporation or organization)		Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Item 5. Other Event

Proposed Acquisition of Portland General Electric Company

On February 5, 2004, the bankruptcy court in the chapter 11 bankruptcy proceeding of Enron Corp. (Enron), approved the sale of Portland General Electric Company (the Company) to Oregon Electric Utility Company, LLC (Oregon Electric), an Oregon limited liability company backed by investment funds managed by Texas Pacific Group. The approval followed completion of an "overbid" process in which other potential buyers were given the opportunity to submit superior bids. No other bids were received. The transaction, which has been approved by the Enron Board of Directors, will require approval of the Oregon Public Utility Commission, the Federal Energy Regulatory Commission, and certain other regulatory agencies prior to closing.

At closing, Enron will sell all of the issued and outstanding common stock of the Company to Oregon Electric. The transaction is valued at approximately $2.35 billion, including the assumption of debt. The final amount of consideration will be determined on the basis of PGE's financial performance between January 1, 2003 and closing.

Information Regarding Forward Looking Statements

This report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and other statements which are other than statements of historical facts. Future events and actual results may differ materially from the results set forth in or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, but are not limited to, changes in the cost of power and natural gas, political developments affecting federal and state regulatory agencies, and developments with respect to the bankruptcy of Enron.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	PORTLAND GENERAL ELECTRIC COMPANY	
	(Registrant)	

February 9, 2004	By:	/s/ James J. Piro
		James J. Piro
		Executive Vice President, Finance
		Chief Financial Officer and
		Treasurer

February 9, 2004	By:	/s/ Kirk M. Stevens
		Kirk M. Stevens
		Controller
		and Assistant Treasurer